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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

11021476

SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

AMERITAS INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5900 "O" Street
(No. and Street)

Lincoln	NE	68510-2234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven M. Oss — (402) 325-4018
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1601 Dodge Street, Suite 3100	Omaha	Nebraska	68102-9706
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/7

OATH OR AFFIRMATION

I, Steven M. Oss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ameritas Investment Corp., as of December 31, 2010 and 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal office or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

N/A

Signature

Assistant Vice President, Controller
Title

GENERAL NOTARY-State of Nebraska
CAROL WITHERSPOON
My Comm. Exp. Jan. 25, 2012

Carol Witherspoon
Notary Public

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
(x) (1) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report (filed separately).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control.)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERITAS INVESTMENT CORP.

(SEC I.D. No. 8-31296)

Statement of Financial Condition as of December 31, 2010,
Independent Auditors' Report and
Independent Auditors' Supplemental Report
on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ameritas Investment Corp.
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of Ameritas Investment Corp. (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Ameritas Investment Corp. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2011

AMERITAS INVESTMENT CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS	
Cash and cash equivalents	$ 9,507,944
Cash segregated under federal and other regulations	127,944
Clearing account deposit with broker dealer	255,000
Receivables:	
Commissions	3,092,946
Securities sold	53,137
Other	197,429
Securities owned:	
Marketable, at fair value	5,942,268
Municipal warrants, at fair value	283,687
Current income taxes	97,510
Other assets	396,005
Deferred income taxes	2,726,615
Software, net of accumulated amortization of $953,695	89,945
Intangible assets, net of accumulated amortization of $80,011	330,831
Total Assets	$ 23,101,261
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Payables:	
Affiliates	$ 590,901
Commissions	3,050,647
Other	1,563,104
Accrued salary and salary related expenses	1,717,468
Current income taxes	590,136
Deferred compensation liabilities	5,466,997
Total Liabilities	12,979,253
COMMITMENTS AND CONTINGENCIES (Note 8 & 10)	
STOCKHOLDERS' EQUITY:	
Common stock, par value $.10 per share; authorized 500,000 shares, issued and outstanding 225,117 shares	22,512
Additional paid-in capital	5,114,819
Retained earnings	4,984,677
Total Stockholders' Equity	11,181,437
Total Liabilities and Stockholders' Equity	$ 23,101,261

The accompanying notes are an integral part of the statement of financial condition.

AMERITAS INVESTMENT CORP.
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS
Ameritas Investment Corp. (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered as an investment advisor under the Investment Advisors Act of 1940.

The Company operates as a registered broker dealer on a fully-disclosed basis under agreements with Pershing, LLC, National Financial Services LLC, and RBC Capital Markets Corporation. The Company also provides investment advisory services to individuals and businesses. The Company may also act as a solicitor for other registered investment advisors who provide portfolio management services. The Company engages in underwriting municipal bonds and warrants and generates commission income and advisory income from distributing products for affiliates.

The Company is a majority owned subsidiary of Ameritas Life Insurance Corp. (ALIC) and minority owned by Centralife Annuities Service, Inc., a wholly-owned subsidiary of Aviva USA. ALIC is a wholly owned subsidiary of Ameritas Holding Company (AHC) which is a wholly owned subsidiary of UNIFI Mutual Holding Company (UNIFI).

USE OF ESTIMATES
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

CASH EQUIVALENTS
The Company considers all highly liquid debt securities, including money market mutual funds, with a remaining maturity of less than three months when purchased to be cash equivalents.

SECURITIES OWNED
Marketable securities are carried at fair value determined using an independent pricing source and municipal warrants are valued at fair value as estimated by management.

SOFTWARE
Software is carried at cost less accumulated amortization. The Company provides for amortization using a straight-line basis over three years.

INTANGIBLE ASSETS
Intangible assets are amortized based upon the percentage of estimated revenues method over a period not to exceed seven years at which time it is anticipated that the majority of the purchased contracts will have expired. Intangible assets will be tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. At December 31, 2010 there were no impairment indicators noted.

SECURITIES TRANSACTIONS
All transactions with and for customers are made on a fully-disclosed basis with a clearing broker dealer or registered investment company which carries the accounts of such customers. Purchases and sales of securities and related commission revenue and expenses are recorded on a trade date basis.

AMERITAS INVESTMENT CORP.
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

INCOME TAXES
The Company joins in the filing of a life/non-life consolidated federal income tax return with UNIFI. Consolidated tax results are distributed as if filed on a separate return basis. Deferred income taxes are recognized for the differences in the tax basis of assets and liabilities and their financial reporting amounts based on the current enacted tax rates.

SUBSEQUENT EVENTS
With the approval of FINRA, on January 31, 2011 the Company entered into a $5.0 million short-term subordinated loan agreement with ALIC to provide net capital required to complete the transfer of multiple new client accounts. The term of the loan is 45 days and will expire on March 17, 2011.

The Company has evaluated events subsequent to December 31, 2010 and through the date the financial statements were issued. The Company has not evaluated subsequent events after that date for presentation in these consolidated financial statements.

2. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash has been segregated in a special reserve bank account for the benefit of customers under the exemptive provisions of Rule 15c3-3 of the SEC.

3. SECURITIES OWNED

Securities owned consist of the following:

	Marketable, at fair value December 31, 2010	*Municipal warrants, at fair value December 31, 2010*
Municipal bonds	$ 800,773	$ -
Equity securities	5,141,495	-
Municipal warrants	-	283,687
Total securities owned	$ 5,942,268	$ 283,687

4. RELATED PARTY TRANSACTIONS

The Company acts as a distributor of variable life insurance and variable annuity policies for ALIC, The Union Central Life Insurance Company (UCL) and First Ameritas Life Insurance Corp. of New York (First Ameritas) which are all affiliates. The Company is the underwriter for variable life insurance and variable annuity policies issued by ALIC, First Ameritas and UCL for which the Company collects a fee.

The Company and its affiliates provide various administrative services to each other through administrative service agreements. These services include, but are not limited to, product distribution, marketing, legal and accounting, customer servicing, transaction processing, and other administrative services.

Payables related to these activities are reflected in the statement of financial condition as Payables: Affiliates.

5. NET CAPITAL

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), not exceed 15 to 1 (minimum capital of at least 6 2/3% of aggregate indebtedness). At December 31, 2010, the Company had net capital of $4,881,548 which was $4,363,203 in excess of required capital of $518,345 and its net capital ratio was 1.593 to 1.

6. BENEFIT PLANS

The Company participates in a non-contributory defined benefit plan (Pension Plan) sponsored by AHC. The assets and liabilities of this Pension Plan are held by AHC.

The Company's employees and agents participate in a defined contribution plan that covers substantially all full-time employees and agents of AHC and its subsidiaries. The assets of the plan are owned by the plan participants and are not included in the Company's statement of financial condition.

The Company is also included in the post-retirement benefit plan providing group medical coverage to retired employees of AHC and its subsidiaries. The assets and liabilities of this Plan are held by AHC.

The Company sponsors a non-contributory deferred compensation plan covering eligible employees. Benefits are based on the average of the participant's compensation over their career and are deferred until eligibility for disbursement is earned for length of service. The Company also sponsors a contributory unqualified deferred compensation plan covering eligible registered representatives. Participants in these plans direct the Company as to how to invest their deferred earnings. These plans are unfunded but the Company does maintain a portfolio of marketable securities whose performance is intended to correspond with the performance of the deferred compensation investments. These securities are included in Securities owned: Marketable, at fair value on the Company's statement of financial condition. The Company's liability under these plans is presented as Deferred compensation liabilities in the statement of financial condition.

7. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2010, the Company's deferred tax assets relate primarily to certain benefit programs and accrued expenses of the Company. Gross deferred tax assets were $2,726,615 as of December 31, 2010. Gross deferred tax liabilities were $0 as of December 31, 2010.

The Company has no liability for uncertainty in income taxes or for interest and penalties as of December 31, 2010. The Company files income tax returns with federal and state jurisdictions. With few exceptions, the Company is no longer subject to federal and state income tax examinations by tax authorities for years before 2007.

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments existing at December 31, 2010 were subsequently settled and had no material effect on the financial statements as of that date.

8. COMMITMENTS AND CONTINGENCIES, (continued)

The Company is involved in various legal and regulatory matters from time to time. Currently there is a legal matter involving outside business activities, activities unrelated to the Company, of a registered representative of the Company that presents a reasonable possibility of a loss. Based upon the known facts and circumstances the Company plans to vigorously defend itself against the claim and an estimate of the potential loss, if any, cannot be made at this time. Management is of the opinion that there are no other legal or regulatory actions that would result in the possibility of a loss that is material to the financial position, results of operations, net cash flows or net capital of the Company.

The Company has provided guarantees to its clearing brokers. Under the agreements, the Company has agreed to indemnify the clearing brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. At December 31, 2010, unsecured amounts in accounts introduced by the Company amounted to $832,142. Management believes the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no amounts are recorded on the Statement of Financial Condition for these contingent liabilities. However, the Company has deducted these amounts from its net capital in accordance with Rule 15c3-1.

9. FAIR VALUE MEASUREMENTS

Fair value measurement guidance requires that financial assets and liabilities carried at fair value in the statement of financial condition be included in a fair value hierarchy for disclosure purposes. The guidance defines fair value as "the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date."

In determining fair value, the Company utilizes market data, cash flow, and other data as available. The degree of judgment used in measuring fair value of financial instruments generally correlates with the level of pricing observability. That is, financial instruments with quoted prices in active markets have more pricing observability and therefore less judgment is used in measuring fair value. Conversely, financial instruments traded in other than active markets or that do not have quoted prices have less observability and are measured at fair value using the valuation models or other pricing techniques that require more judgment. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable techniques.

Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities, or through the use of valuation methodologies using market inputs. Prices from pricing services are validated through comparison to internal pricing information and economic indicators as well as back testing to trade data or other data to confirm that the pricing service's significant inputs are observable. Under certain conditions, the Company may conclude the prices received from independent third party pricing services or brokers are not reasonable or reflective of market activity. In those instances, the Company may choose to override the third party pricing information or quotes received and apply internally developed values to the related assets or liabilities.

In accordance with the guidance, the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

9. FAIR VALUE MEASUREMENTS (continued)

- Level 1 - Quoted prices in active markets for identical assets/liabilities. The Company's Level 1 assets include: money market mutual funds, municipal bonds and equity securities. Equity securities consist of common stocks, mutual funds and exchange traded funds.

- Level 2 – Includes prices based on other observable inputs, including quoted prices for similar assets/liabilities. The Company does not own any Level 2 assets.

- Level 3 – Includes unobservable inputs and may include the entities own assumptions about market participant assumptions. The Company's Level 3 assets include municipal warrants.

The following table summarizes assets measured at fair value on a recurring basis by the hierarchy levels described above as follows:

	December 31, 2010			
	Level 1	*Level 2*	*Level 3*	*Total*
Assets				
Cash equivalents	$1,079,745	$ -	$ -	$ 1,079,745
Securities owned:				
Marketable, at fair value	5,942,268	-	-	5,942,268
Municipal warrants, at fair value	-	-	283,687	283,687
Total assets accounted for at fair value	$7,022,013	$ -	$ 283,687	$ 7,305,700

The valuation techniques used to measure the fair values by type of investment in the above tables follow:

1. Cash equivalents – Money market mutual funds are classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

2. Securities owned: Marketable – Classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

3. Securities owned: Municipal warrants – Categorized as Level 3 as internal valuations are required to value the Company's municipal warrants investments and significant inputs are unobservable.

4. Securities sold, not yet purchased – Categorized as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a broker dealer, the Company is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Company's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Company's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statements of financial condition for these transactions.

The Company believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

February 23, 2011

To the Board of Directors
Ameritas Investment Corp.
Lincoln, Nebraska

In planning and performing our audit of the financial statements of Ameritas Investment Corp. (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 23, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP